UGI UTILITIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES — EXHIBIT 12.1
(Thousands of dollars)

	Nine
	Months
	Ended
	June 30,	Year Ended September 30,
	2010	2009	2008	2007	2006
Earnings:
Earnings before income taxes	$148,147	$125,554	$123,977	$122,766	$80,544
Interest expense	31,842	43,918	39,065	42,327	24,102
Amortization of debt discount and expense	470	625	467	462	243
Estimated interest component of rental expense	1,243	1,965	1,619	1,506	1,675

	$181,702	$172,062	$165,128	$167,061	$106,564

Fixed Charges:
Interest expense	$31,842	$43,918	$39,065	$42,327	$24,102
Amortization of debt discount and expense	470	625	467	462	243
Allowance for funds used during construction (capitalized interest)	19	160	139	179	85
Estimated interest component of rental expense	1,243	1,965	1,619	1,506	1,675

	$33,574	$46,668	$41,290	$44,474	$26,105

Ratio of earnings to fixed charges	5.41	3.69	4.00	3.76	4.08